United States securities and exchange commission logo





                               June 11, 2021

       Daniel B. Silvers
       Chief Executive Officer
       Leisure Acquisition Corp.
       250 West 57th Street, Suite 415
       New York, NY 10107

                                                        Re: Leisure Acquisition
Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed June 9, 2021
                                                            File No. 333-254279

       Dear Mr. Silvers:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form S-4

       Cover Page

   1. Please revise your letter to Leisure Acquisition Corp. stockholders and the LACQ subsection of the
Summary to reflect your disclosure elsewhere in the prospectus indicating that Nasdaq
suspended trading LACQ's securities effective June 3, 2021. Please also revise to reflect
your disclosure indicating that LACQ also failed to comply with
                                                        Nasdaq Listing Rule
5250(c)(1) because it failed to timely file its Quarterly Report on
                                                        Form 10-Q.

                                                        Please revise in both
the letter to stockholders and the LACQ subsection of the Summary to clarify, if true,
that at the time they vote, stockholders will not know whether the shares of the combined entity
will be eligible to trade on Nasdaq following the consummation of
 Daniel B. Silvers
Leisure Acquisition Corp.
June 11, 2021
Page 2
      the business combination and summarize associated risks if the combined company's application for listing on Nasdaq is not approved.
Questions and Answers, page 5

2. Please revise this section, as appropriate, to reflect your disclosure on page 65 that the classification of any of your warrants as a liability would reduce LACQ's Net Tangible
      Assets below $5,000,001, and to discuss the risks associated with this potential outcome.
       You may contact Jeanne Bennett at 202-551-3606 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Christine Westbrook at 202-551-5019 with any other questions.



                                                           Sincerely,
FirstName LastNameDaniel B. Silvers
                                                           Division of
Corporation Finance
Comapany NameLeisure Acquisition Corp.
                                                           Office of Life
Sciences
June 11, 2021 Page 2
cc:       Daniel L. Forman, Esq.
FirstName LastName